SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

GOODRICH PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

382410843

(CUSIP Number)

Christopher N. O’Sullivan

Paloma Partners VI Holdings, LLC

1100 Louisiana Street, Suite 5100

Houston, TX 77002

(713) 650-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

G. Michael O’Leary

Henry Havre

Hunton Andrews Kurth LLP

600 Travis Street, Suite 4200

Houston, TX 77002

(713) 220-4360

and

W. Matthew Strock

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

November 21, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1	Names of Reporting Persons Paloma Partners VI Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,039,869 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,039,869 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,039,869 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.92% (2)
14	Type of Reporting Person OO

(1)

Includes (i) 1,838,510 shares of common stock, par value $0.01 per share (“Shares”), of Goodrich Petroleum Corporation (the “Company”) directly held by Paloma Partners VI Holdings, LLC (“Parent”) that were acquired pursuant to the Stock Purchase Agreement (as defined herein) (such shares, the “Paloma Shares”) and (ii) 5,201,359 Shares that Parent may be deemed to beneficially own as a result of certain provisions contained in the Tender and Support Agreements (as defined herein) described in this Schedule 13D (such shares, the “T&S Shares”). Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any of the Reporting Persons (as defined herein) that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)

The calculation of beneficial ownership is based on the (i) 1,838,510 Paloma Shares, (ii) 5,201,359 T&S Shares and (iii) 14,391,104 Shares outstanding as of November 17, 2021, as reported the Company in the Merger Agreement, dated as of November 21, 2021 (the “Merger Agreement”), by and among Parent, Paloma VI Merger Sub, Inc. (“Merger Sub” and, together with Parent, the “Paloma Entities”) and the Company, filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 23, 2021.

1	Names of Reporting Persons Paloma VI Merger Sub, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,201,359 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,201,359 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,201,359 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.14% (2)
14	Type of Reporting Person CO

(1)

Includes the 5,201,359 T&S Shares that Merger Sub may be deemed to beneficially own as a result of certain provisions contained in the Tender and Support Agreements described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)

The calculation of beneficial ownership is based on the (i) 5,201,359 T&S Shares and (ii) 14,391,104 Shares reported outstanding as of November 17, 2021, as reported by the Company in the Merger Agreement.

1	Names of Reporting Persons EnCap Energy Capital Fund XI, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,039,869 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,039,869 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,039,869 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.92% (2)
14	Type of Reporting Person OO

(1)

Includes the (i) 1,838,510 Paloma Shares directly held by Parent and (ii) 5,201,359 T&S Shares that each of the Paloma Entities may be deemed to beneficially own as a result of certain provisions contained in the Tender and Support Agreements described in this Schedule 13D. EnCap Energy Capital Fund XI, L.P. (“EnCap Fund XI”) owns 98% of the membership interests of Parent and has the right to appoint three of the five representatives to the board of managers of Parent. Parent is the sole stockholder of Merger Sub. Therefore, EnCap Fund XI, through its direct ownership of Parent and indirect ownership of Merger Sub, may be deemed to share the right to direct the disposition or voting of the reported Shares. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)

The calculation of beneficial ownership is based on the (i) 1,838,510 Paloma Shares, (ii) 5,201,359 T&S Shares and (iii) 14,391,104 Shares outstanding as of November 17, 2021, as reported by the Company in the Merger Agreement.

1	Names of Reporting Persons EnCap Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,039,869 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,039,869 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,039,869 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.92% (2)
14	Type of Reporting Person OO

(1)

Includes the (i) 1,838,510 Paloma Shares directly held by Parent and (ii) 5,201,359 T&S Shares that each of the Paloma Entities may be deemed to beneficially own as a result of certain provisions contained in the Tender and Support Agreements described in this Schedule 13D. EnCap Partners GP is the sole general partner of EnCap Partners, LP, which is the managing member of EnCap Investments Holdings, LLC, which is the sole member of EnCap Investments GP, L.L.C., which is the general partner of EnCap Investments L.P., which is the general partner of EnCap Equity Fund XI GP, L.P., which is the general partner of EnCap Fund XI. EnCap Fund XI owns 98% of the membership interests of Parent and has the right to appoint three of the five representatives to the board of managers of Parent. Parent is the sole stockholder of Merger Sub. Therefore, EnCap Partners GP, through its indirect ownership of EnCap Fund XI and the Paloma Entities, may be deemed to share the right to direct the disposition or voting of the reported Shares. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)

The calculation of beneficial ownership is based on the (i) 1,838,510 Paloma Shares, (ii) 5,201,359 T&S Shares and (iii) 14,391,104 Shares outstanding as of November 17, 2021, as reported by the Company in the Merger Agreement.

ITEM 1. Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Schedule 13D”) relates is common stock, par value $0.01 per share (the “Shares”), of Goodrich Petroleum Corporation, a Delaware corporation (the “Company”), with its principal executive offices located at 801 Louisiana Street, Suite 700, Houston, Texas 77002.

ITEM 2. Identity and Background.

This Schedule 13D is being jointly filed by (i) Paloma Partners VI Holdings, LLC, a Delaware limited liability company (“Parent”), (ii) Paloma VI Merger Sub, Inc., a Delaware corporation (“Merger Sub” and, together with Parent, the “Paloma Entities”), (iii) EnCap Energy Capital Fund XI, L.P., a Texas limited partnership (“EnCap Fund XI”), and (iv) EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP” and, together with the Paloma Entities and EnCap Fund XI, the “Reporting Persons”).

A Joint Filing Agreement between the Reporting Persons is attached as Exhibit 1.1 hereto.

EnCap Partners GP is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”). EnCap Holdings is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the sole general partner of EnCap Equity Fund XI GP, L.P. (“EnCap Fund XI GP”), which is the sole general partner of EnCap Fund XI. EnCap Fund XI owns 98% of the membership interests of Parent and has the right to appoint three of the five representatives to the board of managers of Parent.

Parent’s principal executive offices are located at 1100 Louisiana Street, Suite 5100, Houston, Texas 77002. The telephone number of Parent is (713) 650-8500. Parent was formed in order to effect the Offer (as defined herein) and the Merger (as defined herein) and has conducted no business activities other than those incidental to its formation or those contemplated by the Merger Agreement (as defined herein) and has no assets or liabilities other than those contemplated by or incident to the transactions under the Merger Agreement and the Tender and Support Agreements (as defined herein), including those described in the last paragraph of Item 3 of this Schedule 13D.

Merger Sub’s principal executive offices are located at 1100 Louisiana Street, Suite 5100, Houston, Texas 77002. The telephone number of Merger Sub is (713) 650-8500. Merger Sub is a wholly-owned subsidiary of Parent. Merger Sub was formed to acquire all of the Shares and consummating the transactions contemplated by the Merger Agreement and, to date, has engaged and is expected to engage in no other activities other than those incidental to the Offer, the Merger and the Merger Agreement. Until immediately prior to the time Merger Sub purchases Shares pursuant to the Offer, it is not anticipated that Parent or Merger Sub will have any significant assets or liabilities.

EnCap Fund XI’s and EnCap Partners GP’s (together, the “EnCap Entities”) principal executive offices are located at 1100 Louisiana Street, Suite 4900, Houston, Texas 77002. The telephone number of the EnCap Entities is (713) 659-6100. The principal business of EnCap Fund XI is investing in securities of energy companies and related assets. The principal business of EnCap Partners GP is indirectly managing EnCap Fund XI and other energy investment funds.

Information regarding the executive officers, managers or other control persons of the Paloma Entities, EnCap Fund XI and EnCap Partners GP is set forth on Schedule A, Schedule B and Schedule C, respectively, attached hereto. Schedule A, Schedule B and Schedule C attached hereto set forth the following information as to each such person:

(i).	name;

(ii).	residence or business address;

(iii).	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv).	citizenship.

Other than as set forth on Schedule B attached hereto, during the last five years, to the best of the Reporting Persons’ knowledge, no person named on Schedule A, Schedule B or Schedule C attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Stock Purchase Agreement (as defined herein) described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into by and among Gen IV Investment Opportunities, LLC (“Gen IV”) and Parent. In connection with the transactions contemplated by the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference), Gen IV agreed to sell and Parent agreed to purchase the Shares at a purchase price of $23.00 per Share (the “Paloma Shares”). The 1,838,510 Paloma Shares owned by Parent and acquired pursuant to the Stock Purchase Agreement represented 12.78% of the total Shares outstanding as of November 17, 2021 (based on 14,391,104 Shares outstanding as of November 17, 2021, as reported by the Company in the Merger Agreement).

The Tender and Support Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into by and among the Paloma Entities, the Supporting Stockholders (as defined herein) and solely as set forth in Section 2.04, Section 6.02 and Section 6.04 therein, the Company. The Supporting Stockholders entered into the Tender and Support Agreements as an inducement to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). No payments were made by or on behalf of any Reporting Person in connection with the execution of the Tender and Support Agreements.

The Equity Commitment Letter described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into by and among Parent and EnCap Fund XI. EnCap Fund XI provided the Company the Equity Commitment Letter as an inducement to the Company’s willingness to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference).

The Parent’s purchase of the Paloma Shares pursuant to the Stock Purchase Agreement was paid by the Custodian (as defined herein) using funds advanced by EnCap Fund XI, and, in respect thereof, Parent is obligated to repay the Custodian cash in an amount equal to such advanced funds. As of the date of this Schedule 13D, the Paloma Shares are held in the Custodian’s prime brokerage account on behalf of and for the sole benefit of Parent in accordance with the terms of the Custodial Agreement (as defined herein). The T&S Shares (as defined herein) reported in this Schedule 13D have not been purchased by any Reporting Person and no payments were made by or on behalf of any Reporting Person in connection with the execution of the Equity Commitment Letter.

ITEM 4. Purpose of the Transaction.

Merger Agreement

The purpose of the Offer is for Parent, through Merger Sub, to acquire control of, and the entire equity interest in, the Company. The “Offer,” as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Shares of the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer.

Pursuant to the Agreement and Plan of Merger, dated as of November 21, 2021 (the “Merger Agreement”), by and among the Paloma Entities and the Company, and on the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the issued and outstanding Shares at a price of $23.00 per Share (such amount per Share, the “Offer Price”), in cash, without interest.

Following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Company will be merged with and into Merger Sub, without a vote or approval of the Company’s stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and with Merger Sub surviving the Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”), as a result of which each outstanding Share (other than Shares owned by the Paloma Entities or their affiliates (as defined in Section 251(h) of the DGCL)) will be cancelled and converted into the right to receive the Offer Price in cash, without interest, on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”).

In addition, effective as of immediately prior to the Acceptance Time (as defined in the Merger Agreement), (i) each award of restricted Shares granted under the Goodrich Petroleum Corporation Management Incentive Plan (as amended from time to time, the “Company Equity Plan”) that is outstanding (whether vested or unvested) (each, a “Restricted Stock Award”) shall, automatically and without any action on the part of the Parent, the Company or any holder thereof, immediately vest in full and be cancelled and be converted into the right to receive, at the effective time of the Merger (the “Effective Time”), an amount in cash equal to the product of (A) the Offer Price and (B) the total number of Shares subject to such Restricted Stock Award, (ii) each award of phantom stock subject to time-based vesting that corresponds to Shares granted under the Company Equity Plan that is outstanding (whether vested or unvested) (each, a “Phantom Stock Award”) shall, automatically and without any action on the part of the Parent, the Company or any holder thereof, immediately vest in full and be canceled and converted into the right to receive, at the Effective

Time, an amount in cash equal to the product of (A) the Offer Price and (B) the total number of Shares subject to such Phantom Stock Award, (iii) each award of phantom stock subject to performance-based vesting that corresponds to Shares granted under the Company Equity Plan (whether vested or unvested) that is outstanding immediately prior to the Acceptance Time (each, a “Performance Award”), shall, automatically and without any action on the part of the Parent, the Company or any holder thereof, immediately vest based on actual achievement of the performance criteria set forth in the applicable award agreement for a truncated performance period beginning on the date of the grant of the Performance Award and ending at the Acceptance Time and be canceled and converted into the right to receive, at the Effective Time, an amount in cash equal to the product of (A) the Offer Price and (B) after giving effect to the foregoing, the total number of Shares subject to the vested portion of such Performance Award and (iv) each warrant to purchase Shares (“Warrant”) (1) that is outstanding and unexercised immediately prior to the Effective Time and (2) that is held by a holder that has not timely delivered an Opt-Out Notice (as defined in the Warrant Agreement) (such holders, the “Opt-Out Holders”) in accordance with the terms of the Warrant Agreement (each, an “Eligible Warrant”) shall be deemed exercised in accordance with the Warrant Agreement and shall receive an amount in cash equal to the product of (A) the number of Shares for which such Eligible Warrant was exercisable immediately prior to the Effective Time and (B) the Offer Price, whereupon each such Eligible Warrant shall automatically expire, terminate and become void. From and after the Effective Time, each Warrant that is held by an Opt-Out Holder shall remain outstanding and shall be exercisable only for cash in accordance with the terms of the Warrant Agreement.

Former holders of Shares whose Shares are purchased in the Offer will cease to have any equity interest in the Company and will no longer participate in the future growth of the Company. If the Merger is consummated, all current holders of Shares will no longer have an equity interest in the Company, regardless of whether they tender their Shares in connection with the Offer, and instead will only have the right to receive the Offer Price in cash without interest (the “Merger Consideration”) or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger in compliance with Section 262 of the DGCL, the amounts to which such holders of Shares are entitled in accordance thereunder.

Assuming the satisfaction of the conditions set forth in the Merger Agreement, including that at least a majority of the outstanding Shares are validly tendered and not withdrawn for purchase pursuant to the Offer and other customary conditions, Parent expects the Merger to close in the fourth calendar quarter of 2021.

Immediately following consummation of the Merger, the Shares will no longer meet the requirements for continued listing on the NYSE American LLC because the only holder of the Shares will be Merger Sub. The Paloma Entities and the Company have agreed to take, or cause to be taken, all actions necessary to delist the Shares from the NYSE American LLC after the Effective Time. If the Merger takes place, the Shares will no longer be publicly traded.

At the Effective Time, the certificate of incorporation of the Surviving Corporation shall remain the same as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time; provided that the name of the Surviving Corporation shall be changed to “Goodrich Petroleum Corporation” (and all references therein to Merger Sub shall be automatically amended to become references to the Surviving Corporation), until further amended in accordance with applicable law. The bylaws of Merger Sub in effect at the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

Pursuant to the Merger Agreement, until their successors are duly elected or appointed and qualified in accordance with applicable law, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and the officers of Merger Sub at the Effective Time shall be the officers of the Surviving Corporation.

Merger Sub’s obligation to purchase the Shares validly tendered pursuant to the Offer is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including, among others: (i) that, immediately prior to the expiration of the Offer, there be validly tendered in accordance with the terms of the Offer and “received” (as defined in Section 251(h)(6)(f) of the DGCL) and not validly withdrawn, a number of Shares that represents more than one-half (1/2) of all Shares then outstanding; and (ii) other customary conditions set forth in the Merger Agreement (collectively, the “Offer Conditions”).

The Merger Agreement contains customary representations, warranties, and covenants, including with respect to, among other things, the operation of the business of the Company and its subsidiaries prior to the Effective Time and, subject to certain customary exceptions, recommending that the Company’s stockholders accept the offer and tender their Shares. In addition, the Company has agreed to customary “no shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding alternative acquisition proposals. Notwithstanding the foregoing, the Company may take certain actions to participate in discussions and negotiations and furnish information with respect to a written bona fide alternative acquisition proposal that the Company’s Board of Directors (the “Board”) determines constitutes or is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement) if failing to do so would be inconsistent with the Board’s fiduciary duties under applicable law.

The Merger Agreement also provides that, in connection with a termination of the Merger Agreement under specified circumstances, including due to the entry by the Company into a definitive agreement with respect to a Superior Proposal, or certain other triggering events, the Company may be required to pay Parent a termination fee of $15,000,000.

The foregoing description of the Merger Agreement and the transactions contemplated thereunder (collectively, the “Transactions”) is not complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated herein by reference.

Tender and Support Agreements

Concurrently with entering into the Merger Agreement, the Paloma Entities entered into Tender and Support Agreements (collectively, the “Tender and Support Agreements”) with the following counterparties (collectively, the “Supporting Stockholders”): (i) Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (“Franklin”), (ii) Anchorage Illiquid Opportunities V, L.P. and AIO V AIV 1 Holdings, L.P. and (iii) each of the directors of the Company and certain members of the Company’s management.

The Tender and Support Agreements provide that each Supporting Stockholder will validly tender (or cause to be tendered) pursuant to the Offer its Subject Shares (as defined herein) pursuant to the terms of the Offer as soon as practicable, but no later than ten (10) business days following commencement of the Offer (unless such Shares are acquired at a later date). The term “Subject Shares” means, with respect to a Supporting Stockholder, Shares that on the date of the Tender and Support Agreements have been issued and are outstanding and beneficially owned by any Supporting Stockholder, together with any unissued Shares that are thereafter issued to or otherwise directly or indirectly acquired by, or become beneficially owned by, any Supporting Stockholder during the support period, including, without limitation, any Shares acquired by such Supporting Stockholder (i) upon the exercise of any Warrants after the date of the Tender and Support Agreements, (ii) in the case of Franklin only, upon the conversion or exchange of its 13.50% convertible second lien senior secured notes due 2023 of the Company (the “Convertible Notes”), or (iii) by means of any purchase, dividend, distribution, stock split, recapitalization, combination or exchange of Shares, merger, consolidation, reorganization or other change or transaction, in one or a series of related transactions, of or by the Company or otherwise.

In addition, pursuant to the Tender and Support Agreements, each Supporting Stockholder agrees, in the event there is any vote of the Company’s stockholders, not to vote any Subject Shares in favor of, or consent to, and will vote against and not consent to, the approval of any (i) Acquisition Proposal (as defined in the Tender and Support Agreements), other than the Merger and the other Transactions, (ii) corporate action or proposal submitted for approval by stockholders of the Company (including, without limitation, any amendment to the Company’s charter or bylaws), the consummation of which could impede, interfere with, prevent or delay the consummation of the Transactions, including, without limitation, the Merger and the purchase of all Shares validly tendered pursuant to the Offer and not withdrawn, or (iii) other corporate action or proposal submitted for approval by stockholders of the Company, substantially facilitating any of the foregoing matters described in the immediately preceding clauses (i) or (ii), or that could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Supporting Stockholder under the Tender and Support Agreements. Each Supporting Stockholder agreed to ensure that, during the support period, any other person having voting power with respect to any of such Supporting Stockholder’s Subject Shares will not vote any of such Subject Shares in favor of or consent to, and will vote against, the approval of the matters described in clauses (i) through (iii) of the preceding sentence.

The Tender and Support Agreements automatically terminate upon the earlier to occur of (i) the mutual written agreement of Parent and the Supporting Stockholders, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the Effective Time, (iv) the occurrence of an Adverse Recommendation Change (as defined in the Merger Agreement) in compliance with the provisions of the Merger Agreement and (v) the date of any amendment to the Merger Agreement that reduces the Offer Price or the Merger Consideration or changes the form of consideration payable in the Offer to Purchase. Upon termination of the Tender and Support Agreements, no party will have any further obligations or liabilities under the Tender and Support Agreements.

As of November 17, 2021, the Supporting Stockholders beneficially own, in the aggregate, Shares representing approximately 36.14% of all outstanding Shares (based on 14,391,104 Shares outstanding as of November 17, 2021, as reported by the Company in the Merger Agreement). Schedule D attached hereto sets forth the names and number of Shares and Convertible Notes that are beneficially owned by each Supporting Stockholder.

The foregoing description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by the full text of the Tender and Support Agreements, copies of which are filed as Exhibit 10.1, 10.2 and 10.3 hereto and are incorporated herein by reference.

Stock Purchase Agreement

On November 21, 2021, Gen IV and Parent entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) whereby Gen IV agreed to sell and Parent agreed to purchase the 1,838,510 Paloma Shares at a purchase price of $23.00 per Share. Pursuant to the Stock Purchase Agreement, if the price per Share paid upon consummation of the Offer (the “Final TO Price”) exceeds the Offer Price, then Parent agreed to pay Seller an amount (the “Price Protection Amount”) equal to the product of (a) the number of Paloma Shares multiplied by (b) the amount by which the Final TO Price exceeds the Offer Price. The Stock Purchase Agreement contains customary representations and warranties. The 1,838,510 Paloma Shares owned by Parent and acquired pursuant to the Stock Purchase Agreement represented 12.78% of the total Shares outstanding as of November 17, 2021 (based on 14,391,104 Shares outstanding as of November 17, 2021, as reported by the Company in the Merger Agreement).

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Stock Purchase Agreement, a copy of which is filed as Exhibit 10.4 hereto and is incorporated herein by reference.

Custodial Agreement

On November 21, 2021, in connection with the Stock Purchase Agreement, Special Opportunities Capital, LLC, a Delaware limited liability company (the “Custodian”) and affiliate of Gen IV, and Parent entered into a letter agreement (the “Custodial Agreement”), pursuant to which the Custodian agreed, immediately upon and after the settlement of the transaction contemplated by the Stock Purchase Agreement, to hold the Paloma Shares as custodian for and on behalf of Parent, in Custodian’s prime brokerage account, solely for the benefit of Parent, all upon the terms and conditions set forth in the Custodial Agreement. There were no fees paid in connection with the Custodial Agreement.

The foregoing description of the Custodial Agreement does not purport to be complete and is qualified in its entirety by the full text of the Custodial Agreement, a copy of which is filed as Exhibit 10.5 hereto and is incorporated herein by reference.

Confidentiality Agreement

On August 19, 2021, Goodrich Petroleum Company, L.L.C. (“Goodrich Subsidiary”), an affiliate of the Company, entered into a Confidentiality Agreement with Paloma Resources, LLC (“Paloma”), an affiliate of Parent, to facilitate certain discussions between the parties regarding a possible business arrangement between Paloma and Goodrich Subsidiary (the “Confidentiality Agreement”). Under the Confidentiality Agreement, Paloma agreed, among other things, to keep certain non-public information relating to the Company confidential (subject to certain exceptions) for a period of 24 months from the date of the Confidentiality Agreement. Under the Confidentiality Agreement, Paloma is also subject to customary “standstill” restrictions for 24 months with respect to the securities of Goodrich that were waived by Goodrich Subsidiary in a separate Standstill Waiver, dated November 21, 2021.

The foregoing description of the Confidentiality Agreement is not complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit 10.6 hereto and incorporated herein by reference.

Equity Commitment Letter

In connection with the Merger Agreement, EnCap Fund XI provided the Company a letter (the “Equity Commitment Letter”) committing to provide the funds necessary for the Paloma Entities to satisfy the Parent Obligations (as defined herein). The Equity Commitment Letter generally requires EnCap Fund XI to purchase membership interests in Parent, at or immediately prior to the acceptance for payment of Shares tendered for purchase pursuant to the Offer for cash in an amount equal to $550,000,000.00 (the “Commitment Amount”), with the understanding that Parent will, in turn, contribute to Merger Sub the funds from the Commitment Amount necessary to pay (i) the Offer Price for Shares validly tendered pursuant to the Offer, (ii) the Merger Consideration to be paid upon consummation of the Merger, (iii) the items listed in Schedule 5.18(l) to the Merger Agreement, (iv) the amounts, if any, that become due and owing upon or promptly following the consummation of the Merger under the Second Amended and Restated Senior Secured Revolving Credit Facility, dated as of May 14, 2019, among the Company, as parent guarantor, Goodrich Subsidiary, as borrower, SunTrust Bank, as administrative agent, and the lenders party thereto, as amended and in effect at the time of the Merger, and (v) any other amounts payable by Parent or Merger Sub under Articles 2 and 3 of the Merger Agreement (collectively, the “Parent Obligations”).

The obligations of EnCap Fund XI pursuant to the Equity Commitment Letter will terminate upon the earliest to occur of (i) the funding of the EnCap Fund XI’s commitment in full pursuant to the Equity Commitment Letter, (ii) the consummation of the Closing (as defined in the Merger Agreement) and (iii) the valid termination of the Merger Agreement in accordance with its terms.

The Company is a third party beneficiary of the Equity Commitment Letter for specific purposes, including the right to specifically enforce Parent’s obligation to cause the equity financing to be funded in accordance with the terms and conditions of the Equity Commitment Letter.

The foregoing description of the Equity Commitment Letter is not complete and is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as Exhibit 10.7 hereto and incorporated herein by reference.

Additional Information

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, Parent has no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a), (b)

The aggregate number and percentage of Shares beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference into this Item 5.

Of the Shares being reported as beneficially owned by the Reporting Persons under this Schedule 13D, 5,201,359 of such Shares (the “T&S Shares”) are being so reported because the Reporting Persons may be deemed to have beneficial ownership of the T&S Shares as a result of certain provisions contained in the Tender and Support Agreements described in this Schedule 13D.

EnCap Partners GP is the sole general partner of EnCap Partners, which is the managing member of EnCap Holdings, which is the sole member of EnCap Investments GP, which is the sole general partner of EnCap Investments LP. EnCap Investments LP is the sole general partner of EnCap Fund XI GP, which is the sole general partner of EnCap Fund XI. EnCap Fund XI owns 98% of the membership interests of Parent and has the right to appoint three of the five representatives to the board of managers of Parent. Parent is the sole stockholder of Merger Sub. Therefore, EnCap Fund XI may be deemed to (i) have the power to vote or to direct the vote or to dispose or direct the disposition of the Paloma Shares directly owned by Parent or (ii) share the power to vote or to direct the vote of the T&S Shares that the Paloma Entities may be deemed to have beneficial ownership of as a result of certain provisions contained in the Tender and Support Agreements. Therefore, EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP, EnCap Fund XI GP and EnCap Fund XI may be deemed to beneficially own the Shares owned by the Paloma Entities.

Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any shares of common stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. As a result of the Stock Purchase Agreement and Tender and Support Agreements, the Reporting Persons and the Supporting Stockholders may also be deemed to constitute a group for purposes of Rule 13d-3 under the Act. The Reporting Persons disclaim the existence of such a group.

As a result of Parent’s direct ownership of the 1,838,510 Paloma Shares and the arrangements of the Paloma Entities and the Supporting Stockholders under the Tender and Support Agreements with respect to the 5,201,359 T&S Shares, (i) Parent, EnCap Fund XI and EnCap Partners GP may be deemed to have shared power to vote up to 7,039,869 Shares and (ii) Merger Sub may be deemed to have shared power to vote up to 5,201,359 Shares, in each case, against the approval of any action or proposal that can impede, interfere with, prevent or delay the consummation of the Merger or in connection with certain other matters described in Item 4 above (the terms of which are incorporated herein by reference) and to have shared investment power with respect to such Shares, and thus, (a) Parent, EnCap Fund XI and EnCap Partners GP may be deemed to be the beneficial owner of 7,039,869 Shares and (b) Merger Sub may be deemed to be the beneficial owner of 5,201,359 Shares. As of November 17, 2021, all Shares that may so be deemed to be beneficially owned by Parent, EnCap Fund XI and EnCap Partners GP, on the one hand, and Merger Sub, on the other hand, constitute approximately 48.92% and 36.14% of the issued and outstanding Shares (based on 14,391,104 Shares outstanding as of November 17, 2021, as reported by the Company in the Merger Agreement), respectively. The Reporting Persons are not entitled to any rights as a stockholder of the Company as to the Shares covered by the Tender and Support Agreements, except as otherwise expressly provided in the Tender and Support Agreements. If the Reporting Persons are deemed to have formed a group with the Supporting Stockholders, the group could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate of 7,039,869 Shares, comprised of the 5,201,359 T&S Shares owned by the Supporting Stockholders and the 1,838,510 Paloma Shares directly owned by Parent, which constitutes 48.92% of the issued and outstanding Shares (based on 14,391,104 Shares outstanding as of November 17, 2021, as reported by the Company in the Merger Agreement). Schedule D attached hereto lists the names and number of Shares and Convertible Notes that are beneficially owned by each Supporting Stockholder.

The Supporting Stockholders have filed separate statements of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing information required of such Supporting Stockholders with respect to the Tender and Support Agreements and related matters. The Reporting Persons assume no responsibility for the information contained in any filings by any other person, including the Supporting Stockholders.

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any Shares.

(c)

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

To the knowledge of the Reporting Persons, no person other than the applicable Supporting Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e)

Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A, Schedule B or Schedule C attached hereto), or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1.1	Joint Filing Agreement, dated December 1, 2021, by and among the Reporting Persons.

2.1	Agreement and Plan of Merger, dated as of November 21, 2021, by and among Goodrich Petroleum Corporation, Paloma Partners VI Holdings, LLC and Paloma VI Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Goodrich Petroleum Corporation on November 23, 2021).

10.1	Tender and Support Agreement, dated as of November 21, 2021, by and among Paloma Partners VI Holdings, LLC, Paloma VI Merger Sub, Inc., certain directors and officers of Goodrich Petroleum Corporation as set forth on Schedule A thereto, and solely as set forth in Section 2.05, 6.02 and Section 6.04, Goodrich Petroleum Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Goodrich Petroleum Corporation on November 23, 2021).

10.2	Tender and Support Agreement, dated as of November 21, 2021, by and among Paloma Partners VI Holdings, LLC, Paloma VI Merger Sub, Inc., Anchorage Illiquid Opportunities V, L.P., AIO V AIV 1 Holdings L.P. and solely as set forth in Section 2.05, 6.02 and Section 6.04, Goodrich Petroleum Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Goodrich Petroleum Corporation on November 23, 2021).

10.3	Tender and Support Agreement, dated as of November 21, 2021, by and among Paloma Partners VI Holdings, LLC, Paloma VI Merger Sub, Inc., Franklin Advisers, Inc., as Investment Manager on behalf of certain funds and accounts, and solely as set forth in Section 2.05, 6.02 and Section 6.04, Goodrich Petroleum Corporation (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Goodrich Petroleum Corporation on November 23, 2021).

10.4	Stock Purchase Agreement, dated as of November 21, 2021, by and among Gen IV Investment Opportunities, LLC and Paloma Partners VI Holdings, LLC (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Gen IV Investment Opportunities, LLC on November 23, 2021).

10.5	Custodial Agreement, dated as of November 21, 2021, by and among Special Opportunities Capital, LLC and Paloma Partners VI Holdings, LLC.

Exhibit No.	Description of Exhibit

10.6	Confidentiality Agreement, dated as of August 19, 2021, between Goodrich Petroleum Company, L.L.C. and Paloma Resources, LLC (incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed by Paloma Partners VI Holdings, LLC and Paloma VI Merger Sub, Inc. on November 24, 2021).

10.7	Equity Commitment Letter, dated as of November 21, 2021, by and among Paloma Partners VI Holdings, LLC and EnCap Energy Capital Fund XI L.P (incorporated by reference to Exhibit (d)(6) to the Tender Offer Statement on Schedule TO filed by Paloma Partners VI Holdings, LLC and Paloma VI Merger Sub, Inc. on November 24, 2021).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Schedule 13D is true, complete and correct.

Dated: December 1, 2021

Paloma Partners VI Holdings, LLC

By:	/s/ Christopher N. O’Sullivan
Name:	Christopher N. O’Sullivan
Title:	Chief Executive Officer

Paloma VI Merger Sub, Inc.

By:	/s/ Christopher N. O’Sullivan
Name:	Christopher N. O’Sullivan
Title:	Chief Executive Officer

EnCap Energy Capital Fund XI, L.P.

By:	EnCap Equity Fund XI GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Partners GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

SCHEDULE A

CONTROL PERSONS OF THE PALOMA ENTITIES

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner or other control persons of the Paloma Entities are set forth below.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Paloma Partners VI Holdings, LLC 1100 Louisiana Street, Suite 5100 Houston, Texas 77002	Sole Stockholder of Paloma VI Merger Sub, Inc.	n/a	n/a

EnCap Energy Capital Fund XI, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Member of Paloma Partners VI Holdings, LLC	n/a	n/a

EnCap Equity Fund XI GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund XI, L.P.	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Equity Fund XI GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

A-1

SCHEDULE B

CONTROL PERSONS OF ENCAP FUND XI

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner or other control persons of EnCap Fund XI are set forth below.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

EnCap Equity Fund XI GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund XI, L.P.	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Equity Fund XI GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

On July 10, 2018, EnCap Investments L.P. (“EnCap”) entered into a settlement with the Securities and Exchange Commission (“SEC”) under which EnCap consented to the entry of an order (the “Order”) that finds that EnCap violated Section 206(4) under the Investment Advisers Act of 1940 (the “Advisers Act”) and Rule 206(4)-5 thereunder. Solely for the purpose of settling these proceedings, EnCap admitted to the SEC’s jurisdiction, the subject matter of these proceedings and consented to the Order. The Order required EnCap to cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Advisers Act and Rule 206(4)-5 thereunder, to be censured and to pay a civil monetary penalty in the amount of $500,000 to the SEC.

B-1

SCHEDULE C

CONTROL PERSONS OF ENCAP PARTNERS GP

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Partners GP are set forth below. Except as may be indicated below, all members of the Board of Managers of EnCap Partners GP listed below are citizens of the United States.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

David B. Miller 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219	Managing Partner	Managing Partner	EnCap Partners GP, LLC 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219

Gary R. Petersen 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

D. Martin Phillips 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Robert L. Zorich 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Jason M. DeLorenzo 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Douglas E. Swanson, Jr. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

C-1

SCHEDULE D

BENEFICIAL OWNERSHIP OF SUPPORTING STOCKHOLDERS

Supporting Stockholder	Shares(1)	Principal Amount Convertible Notes
Franklin Advisors, Inc., as Investment Manager on behalf of certain funds and accounts	2,233,995	28,180,474
Anchorage Illiquid Opportunities V, L.P.	556,548	—
AIO V AIV 1 Holdings L.P.	593,452	—
Walter G. Goodrich	693,353	—
Robert C. Turnham, Jr.	681,623	—
Ronald F. Coleman	66,743	—
K. Adam Leight	50,243	—
Timothy D. Leuliette	47,743	—
Jeffrey S. Serota	15,391	—
Edward J. Sondey	15,391	—
Thomas M. Souers	47,743	—
Michael J. Killelea	188,963	—
Kristen M. McWatters	10,171	—

	5,201,359	28,180,474

(1)	Excluded Shares issuable upon conversion of the Convertible Notes.

D-1